[redacted]

10026522

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL
OMB Number: 3235-0123 Expires: February 28, 2010 Estimated average burden hours per response . . . 12.00

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8 - 47433

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/09 (MM/DD/YY) AND ENDING 12/31/09 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Tejas Securities Group, Inc.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

8226 Bee Caves Road
(No. and Street)

Austin (City) Texas (State) 78746 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Michael L. Cuckler (512) 306-5264
(Area Code – Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

PMB Helin Donovan, LLP
(Name – *if individual, state last, first, middle name*)

5918 W. Courtyard Drive, Suite 400 (Address) Austin (City) Texas (State) 78730 (Zip Code)

SEC Mail
Mail Processing
Section

MAR 01 2010

Washington, DC
106

CHECK ONE:

- ■ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Michael L. Cuckler, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statements and supporting schedules pertaining to the firm of Tejas Securities Group, Inc., as of December 31, 2009, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

Signature

Chief Compliance Officer
Title

Notary Public

NINA LEHRMAN
Notary Public, State of Texas
My Commission Expires
June 16, 2010

This report** contains (check all applicable boxes):

- ■ (a) Facing page.
- ■ (b) Statement of Financial Condition.
- ■ (c) Statement of Income (Loss).
- ■ (d) Statement of Cash Flows.
- ■ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ■ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ■ (l) An Oath or Affirmation.
- ■ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- ■ (o) Independent auditor's report on the internal control as required by SEC rule 17a-5.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

TEJAS SECURITIES GROUP, INC.
(A Wholly Owned Subsidiary of Tejas Incorporated)

Financial Statements, Schedule and Other Information

Years Ended December 31, 2009 and 2008

TEJAS SECURITIES GROUP, INC.

Table of Contents

	Page
Independent Auditors' Report	1
Financial Statements:	
Statements of Financial Condition as of December 31, 2009 and 2008	2
Statements of Operations for the years ended December 31, 2009 and 2008	3
Statements of Stockholder's Equity for the years ended December 31, 2009 and 2008	4
Statements of Cash Flows for the years ended December 31, 2009 and 2008	5
Notes to Financial Statements	6
Supplemental Schedule:	
Schedule 1 - Computation of Net Capital Under Rule 15c3-1 of the Securities and Exchange Commission as of December 31, 2009	18
Other Information with Report of Independent Auditors:	
Independent Auditors' Report on Internal Control Required by SEC Rule 17a-5	19
Agreed-Upon Procedures Report Regarding Form SIPC-7T	21
Form SIPC-7T	22

PMB Helin Donovan

CONSULTANTS & CERTIFIED PUBLIC ACCOUNTANTS
www.pmbhd.com

Independent Auditors' Report

To the Board of Directors of
Tejas Securities Group, Inc.:

We have audited the accompanying statements of financial condition of Tejas Securities Group, Inc. (the "Company") as of December 31, 2009 and 2008, and the related statements of operations, changes in stockholder's equity and cash flows for the years then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2009 and 2008, and the results of its operations and its cash flows for the years then ended, in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedule 1 as of December 21, 2009 is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities and Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

PMB Helin Donovan, LLP

PMB Helin Donovan, LLP

Austin, Texas
February 24, 2010

5918 W. Courtyard Dr., Suite 400 • Austin, TX 78730
tel (512) 258-9670 • fax (512) 258-5895
PMB HELIN DONOVAN, LLP • A MEMBER OF RUSSELL BEDFORD INTERNATIONAL

AUSTIN • BOSTON • CHICAGO • DALLAS • HOUSTON
ORANGE COUNTY • SAN FRANCISCO • SEATTLE • SPOKANE

TEJAS SECURITIES GROUP, INC.

Statements of Financial Condition

December 31, 2009 and 2008

Assets		**2009**	**2008**
Cash and cash equivalents	$	462,286	425,314
Receivable from clearing organization		1,239,867	3,604,478
Receivables from employees		77,768	84,815
Federal income taxes receivable from Tejas, Inc.		367,704	—
Securities owned, at fair value		1,241,904	3,993,306
Property and equipment, net		150,073	178,032
Other assets		921,304	297,001
Total Assets	$	4,460,906	8,582,946

Liabilities and Stockholder's Equity			
Accounts payable, accrued expenses and other liabilities	$	763,227	1,865,801
Securities sold, not yet purchased		819	3,402,257
Total liabilities		764,046	5,268,058
Commitments and contingencies			
Stockholder's equity:			
Preferred stock, no par value, convertible, 1,000,000 shares authorized; none issued and outstanding		—	—
Common stock, no par value, 10,000,000 shares authorized; 5,828,888 shares issued and 5,799,055 outstanding as of December 31, 2009 and 2008		2,295,674	2,295,674
Additional paid-in capital		15,059,485	15,012,140
Accumulated deficit		(13,650,966)	(13,985,593)
Treasury stock, at cost, 29,833 shares		(7,333)	(7,333)
Total stockholder's equity		3,696,860	3,314,888
Total liabilities and stockholder's equity	$	4,460,906	8,582,946

See accompanying notes to financial statements.

TEJAS SECURITIES GROUP, INC.

Statements of Operations

For the Years Ended December 31, 2009 and 2008

		2009	2008
Revenue:			
Commissions from agency transactions	$	805,482	2,377,668
Commissions from principal transactions		13,219,343	15,710,874
Underwriting and investment banking income		—	1,962,586
Net dealer inventory and investment income (loss), net of trading interest expense of $26,505 and $337,155, respectively		1,082,207	(6,414,635)
Other income		153,050	178,807
Total revenue		15,260,082	13,815,300
Expenses:			
Commissions, employee compensation and benefits		10,814,720	15,118,396
Clearing and floor brokerage		233,686	435,781
Communications and occupancy		1,901,904	1,789,423
Professional fees		535,808	550,272
Interest		4,438	9,769
Other		1,796,211	1,404,424
Total expenses		15,286,767	19,308,065
Loss before income tax expense (benefit)		(26,685)	(5,492,765)
Income tax expense (benefit):			
Federal:			
Current		(367,704)	(271,112)
Deferred		—	449,448
State:			
Current		6,392	(70,347)
Total income tax expense (benefit)		(361,312)	107,989
Net income (loss)	$	334,627	(5,600,754)

See accompanying notes to financial statements.

TEJAS SECURITIES GROUP, INC.

Statements of Stockholder's Equity

For the Years Ended December 31, 2009 and 2008

	Shares Outstanding						
	Treasury Shares	Common Shares	Common Stock	Additional Paid-In Capital	Accumulated Deficit	Treasury Stock	Total
Balance at December 31, 2007	29,833	5,799,055	2,295,674	14,398,286	(8,384,839)	(7,333)	8,301,788
Contributed capital	—	—	—	500,000	—	—	500,000
Stock based compensation	—	—	—	113,854	—	—	113,854
Net loss	—	—	—	—	(5,600,754)	—	(5,600,754)
Balance at December 31, 2008	29,833	5,799,055	2,295,674	15,012,140	(13,985,593)	(7,333)	3,314,888
Contributed capital	—	—	—	—	—	—	—
Stock based compensation	—	—	—	47,345	—	—	47,345
Net income	—	—	—	—	334,627	—	334,627
Balance at December 31, 2009	29,833	5,799,055	$ 2,295,674	15,059,485	(13,650,966)	(7,333)	3,696,860

See accompanying notes to financial statements.

TEJAS SECURITIES GROUP, INC.

Statements of Cash Flows

For the Years Ended December 31, 2009 and 2008

		2009	2008
Cash flows from operating activities:			
Net income (loss)	$	334,627	(5,600,754)
Adjustments to reconcile net income (loss) to net cash provided by (used in) operating activities:			
Deferred tax expense (benefit), net		—	449,448
Depreciation and amortization expense		63,030	87,134
Stock based compensation expense		47,345	113,854
Gain on sale of property and equipment, net		(121)	—
Changes in operating assets and liabilities:			
Receivable from clearing organization		2,364,611	(3,487,970)
Receivables from employees		7,047	38,992
Federal income taxes receivable from Tejas, Inc.		(367,704)	—
Securities owned, at fair value		2,751,402	8,260,357
Other assets		(624,303)	95,427
Accounts payable, accrued expenses and other liabilities		(1,043,422)	(411,416)
Securities sold, not yet purchased		(3,401,438)	3,402,257
Payable to clearing organization		—	(3,838,535)
Net cash provided by (used in) operating activities		131,074	(891,206)
Cash flows from investing activities:			
Cash proceeds from sale of property and equipment		1,800	—
Purchase of property and equipment		(36,750)	(2,418)
Net cash used in investing activities		(34,950)	(2,418)
Cash flows from financing activities:			
Contributed capital		—	500,000
Payments on capital lease		(59,152)	(59,027)
Net cash provided by (used in) financing activities		(59,152)	440,973
Net increase (decrease) in cash and cash equivalents		36,972	(452,651)
Cash and cash equivalents at beginning of year		425,314	877,965
Cash and cash equivalents at end of year	$	462,286	425,314
Supplemental disclosures:			
Interest paid	$	4,438	9,769
Income taxes paid	$	8,828	8,647

See accompanying notes to financial statements.

(1) Organization and Basis of Presentation

Tejas Securities Group, Inc. (the "Company") is a wholly owned subsidiary of Tejas Incorporated, a Delaware corporation ("Tejas Inc."). The Company was incorporated on March 2, 1994 under the laws of the State of Texas. The Company is primarily engaged in securities brokerage, investment banking and trading activities for customers throughout the United States. The Company's headquarters are located in Austin, Texas. The Company is registered as a broker and dealer in securities with the Financial Industry Regulatory Authority, Inc. and clears its transactions on a fully disclosed basis through Ridge Clearing and Outsourcing Solutions, Inc. The Company is also a registered investment advisor.

The Company is authorized to issue 1,000,000 shares of convertible preferred stock. The convertible preferred shares may be issued from time to time and will have the designations, preferences, voting powers, relative, participating, optional or other special rights and privileges and the qualifications, limitations, and restrictions as determined by the Board of Directors.

Liquidity

In recent years, the Company has sustained losses and negative cash flows from operations resulting in an accumulated deficit of $13,650,966. The Company's operations have been funded primarily from capital contributions from its parent company, Tejas, Inc. The Company's ability to meet its obligations in the ordinary course of business is dependent upon its ability to establish profitable operations, raise additional capital through private equity financings, or secure other sources of financing to fund operations. During 2008, the Company made staff reductions, revised its trading and investment policies and began recruiting additional producing brokers. By implementing these measures, the Company realized increased revenues, decreased its expenses, and significantly reduced its pre-tax loss for the year ended December 31, 2009 to approximately $27,000 compared to its pre-tax loss of approximately $5,493,000 for the same period ended 2008. At December 31, 2009 the Company had working capital of $3,011,096 as well as positive operating cash flow for the year then ended. Based on the foregoing actions taken, resulting performance, and the amount of available working capital, the Company's management believes it will have adequate resources to fund operations through December 2010.

(2) Summary of Significant Accounting Policies

(a) Basis of Accounting

These financial statements are presented on the accrual basis of accounting in accordance with accounting principles generally accepted in the United States of America ("GAAP") whereby revenues are recognized in the period earned and expenses when incurred.

(b) Revenue Recognition

Agency commission revenue and related expense from customer security transactions is recorded on a trade date basis. Customer security transactions that are executed through the Company's proprietary trading account are recorded on a trade date basis as principal commission revenue. The related expenses are also recorded on a trade date basis.

Net dealer inventory and investment income (loss) results from securities transactions entered into for the account of the Company. Net dealer inventory and investment income

(loss) includes both realized and unrealized gains and losses, which are recorded on a trade date basis. Net dealer inventory includes securities owned and securities sold, not yet purchased.

The Company does not carry or clear customer accounts and all customer transactions are executed and cleared with other brokers on a fully disclosed basis. These brokers have agreed to maintain such records of the transactions effected and cleared in the customers' accounts as are customarily made and kept by a clearing broker pursuant to the requirements of Rules 17a-3 and 17a-4 of the Securities and Exchange Commission, and to perform all services customarily incident thereto.

(c) Underwriting and Investment Banking

Investment banking revenues include gains, losses, and fees, net of syndicate expenses, arising from securities offerings in which the Company acts as an underwriter or agent. Investment banking revenues also include fees earned from providing merger-and-acquisition and advisory services. Investment banking management fees are recorded on offering date, sales concessions on settlement date, and underwriting fees at the time the underwriting is completed and the income is reasonably determinable. Investment banking transactions may be completed on a best efforts or firm commitment basis.

The Company periodically receives equity securities, including warrants and options, as part of its compensation for investment banking engagements. These securities are valued at the intrinsic value at the time the engagement is completed, and are included in investment banking revenues. The Company may distribute the equity securities to its employees or to Tejas Inc. either through compensation agreements or by sale or dividend to Tejas Inc., based upon the intrinsic value.

(d) Cash and Cash Equivalents

Cash and cash equivalents include cash and highly liquid investments with a maturity at date of purchase of ninety days or less.

(e) Securities Owned and Securities Sold, Not Yet Purchased

Long and short positions in securities are reported at fair value and are classified as trading investments. Securities with readily determinable market values are based on quoted market prices. Securities with limited market activity for which quoted market values are not readily determinable are based on management's best estimate which may include dealer price quotations and price quotations for similar instruments traded. The difference between cost and fair value has been included in net dealer inventory and investment income (loss) in the accompanying statements of operations. These investments are subject to the risk of failure of the issuer and the risk of changes in market value based on the ability to trade such securities on the open market.

(f) Property and Equipment

Property and equipment are stated at cost. Depreciation is provided using the straight-line method over the estimated useful lives of the respective assets. Estimated useful lives for property and equipment approximate those used for Federal income tax purposes and range

from 3 to 7 years. Leasehold improvements are amortized using the straight-line method over the shorter of the estimated useful lives of the improvements or the terms of the related leases.

Long-lived assets, such as property and equipment are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to estimated undiscounted future cash flows expected to be generated by the asset. If the carrying amount of an asset exceeds its estimated future cash flows, an impairment charge is recognized by the amount by which the carrying amount of the asset exceeds the fair value of the asset. Assets to be disposed of would be separately presented in the statements of financial condition and reported at the lower of the carrying amount or fair value less costs to sell, and would be no longer depreciated.

(g) Repurchase and Resale Agreements

Repurchase and resale agreements are treated as financing transactions and are carried at the amounts at which the securities will be subsequently reacquired or resold as specified in the respective agreements. There were no repurchase or resale agreements outstanding at December 31, 2009 and 2008.

(h) Income Taxes

The results of operations for the Company are included in the consolidated federal income tax return of Tejas Inc. The Company is allocated its share of Tejas Inc.'s federal income tax accrual, or benefit, in accordance with an intercompany tax allocation policy which is based on a separate return method. Any resulting provision or benefit for income taxes realized is recorded as a payable or receivable from Tejas, Inc. Separate state tax returns are filed for the Company with the exception of the Texas Margin Tax Return which is filed on a combined basis under Tejas, Inc. with any resulting provision or benefit for margin taxes realized being recorded as a payable or receivable from Tejas, Inc.

Deferred income taxes are accounted for under the asset and liability method. Deferred tax assets and liabilities are recognized for the future tax benefits or consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases and operating loss and tax credit carryforwards. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in the year that includes the enactment date.

Authoritative guidance issued by the Financial Accounting Standards Board ("FASB") clarifies the accounting for uncertainty in income taxes recognized in an enterprise's financial statements. This guidance prescribes a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. The guidance also provides standards on derecognition, classification, interest and penalties, accounting in interim periods, disclosure, and transition.

The evaluation of a tax position in accordance with the guidance is a two-step process. The first step is a recognition process whereby the enterprise determines whether it is more likely than not that a tax position will be sustained upon examination, including resolution of any related appeals or litigation processes, based on the technical merits of the position. In evaluating whether a tax position has met the more-likely-than-not recognition threshold, the enterprise should presume that the position will be examined by the appropriate taxing authority that has full knowledge of all relevant information. The second step is a measurement process whereby a tax position that meets the more-likely-than-not recognition threshold is calculated to determine the amount of benefit to recognize in the financial statements. The tax position is measured at the largest amount of benefit that is greater than 50% likely of being realized upon ultimate settlement.

(i) ***Estimates***

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

(j) ***Financial Instruments and Credit Risk***

Financial instruments that potentially subject the Company to credit risk include cash and cash equivalents, receivables from broker-dealers and clearing organizations, concessions receivable, securities owned and securities sold, not yet purchased, and advances to and notes from employees. In 2008, federally insured limits on accounts covered by the Federal Deposit Insurance Corporation ("FDIC") were suspended with no indication as to when the suspension would be lifted. For 2009, the limits were re-established at $250,000 until December 31, 2013 after which the limit will return to $100,000. At various times during 2009, the Company had cash and cash equivalents balances in excess of the then current federally insured limits. Securities owned and securities sold, not yet purchased consist of securities held for trading purposes. Securities that are marketable are stated at fair value (as determined by quoted market prices) and securities not readily marketable are carried at fair value as determined by management of the Company. The increase or decrease in net unrealized appreciation or depreciation of securities is credited or charged to operations.

(k) ***Stock-Based Compensation***

Updated FASB guidance on accounting for stock based compensation adopted by the Company's parent, Tejas Inc., requires entities to measure the cost of employee services received in exchange for an award of equity instruments based on the grant-date fair value of the award (with limited exceptions). That cost is recognized over the period during which an employee is required to provide service in exchange for the award – the requisite service period (usually the vesting period). The guidance applies to the portion of outstanding awards for which the requisite service has not been rendered and all awards granted after the required effective date of January 1, 2006 and to awards modified, repurchased, or cancelled after that date. Historically, the majority of the awards were granted to the Company's

employees. As such, generally accepted accounting principles require that the cost of the awards be captured at the entity level to which the awards are attributable.

(l) Recent Accounting Pronouncements

On July 1, 2009, the Accounting Standards Codification ("ASC") became the Financial Accounting Standards Board's ("FASB") officially recognized source of authoritative U.S. generally accepted accounting principles ("GAAP") applicable to all non-governmental entities in the preparation of financial statements except for rules and interpretive releases of the Securities and Exchange Commission ("SEC"), which are sources of authoritative GAAP for SEC registrants. All other non-grandfathered, non-SEC accounting literature not included in the ASC was superseded and became non-authoritative. This ASC is effective for financial statements issued for fiscal years ending after September 15, 2009. As the ASC was not intended to change or alter existing GAAP, it did not have an impact on the Company's financial statements other than for those standards applicable to the Company issued thereafter.

Effective January 1, 2008, the Company adopted the provisions of FASB's ASC Topic 820 which provides guidance for fair value measurements of certain financial instruments. The guidance defines fair value, establishes a framework for measuring fair value and a three level hierarchy for fair value measurement, and expands the related disclosure requirements. The guidance indicates, among other things, that a fair value measurement assumes that the transaction to sell an asset or transfer a liability occurs in the principal market for the asset or liability or, in the absence of a principal market, the most advantageous market for the asset or liability based upon an exit price model. The adoption these provisions did not have a significant impact on the Company's results of operations and financial condition.

Effective January 1, 2008, the Company adopted the provisions of FASB's ASC Topic 825 which provides guidance for the fair value option of financial assets and financial liabilities. This guidance permits entities to measure financial instruments and certain other items at estimated fair value. Most of the provisions are elective; however, amendments affecting the accounting for certain investments in debt and equity securities apply to all entities that own trading and available-for-sale securities. The fair value option, created by the guidance, permits entities to measure eligible items at fair value as of specified election dates. The fair value option (a) may generally be applied instrument by instrument, (b) is irrevocable unless a new election date occurs, and (c) must be applied to the entire instrument and not to only a portion of the instrument. The adoption of this guidance did not have a significant impact on the Company's results of operations and financial condition.

In May 2009, the FASB issued new authoritative guidance for subsequent events under ASC Topic 855. This guidance establishes general standards of accounting and disclosures of events that occur after the balance sheet date but before financial statements are issued or available to be issued. Specifically, these standards set forth the period after the balance sheet date during which management of a reporting entity should evaluate events or transactions that may occur for potential recognition or disclosure in the financial statements, the circumstances under which an entity should recognize events or transactions occurring after the balance sheet date in its financial statements, and the disclosures that an entity should make about events or transactions that occurred after the balance sheet date. This

guidance is effective for interim and annual periods ending after June 15, 2009. The Company adopted this standard in the year ended December 31, 2009 and it did not impact the financial results. Management has evaluated subsequent events through February 24, 2010, the date of its issued financial statements.

(3) Net Capital Requirements

The Company, as a registered fully licensed broker and dealer in securities, is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1). Under this rule, the Company is required to maintain a minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. Rule 15c3-1 also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 12 to 1. At December 31, 2009, the minimum net capital requirement for the Company was $250,000. Net capital at December 31, 2009 aggregated $1,055,708. The Company's ratio of aggregate indebtedness to net capital was 0.72 to 1 at December 31, 2009.

(4) Receivables From and Payables To Clearing Organization

At December 31, 2009 and 2008, the Company had receivables from and payables to its clearing organization consisting of the following:

		2009	2008
Receivables:			
Fees and commissions receivable	$	65,420	61,567
Receivable from clearing organization	$	1,174,447	3,542,911
Payables:			
Payable to clearing organization	$	—	—

(5) Receivables from Employees

On occasion, the Company makes unsecured advances to employees in months when their commission payout does not meet a predetermined amount and for other reasons deemed hardships by the Company. These advances are to be repaid through reductions of future commissions or bonuses or through regular salary withholdings. At December 31, 2009 and 2008, the balance of advances due to the Company was $10,000 and $41, respectively.

In November 2005, the Company received a $100,000 unsecured note from an employee as part of an employment agreement. The note does not bear interest and was due and payable in sixteen monthly installments of $6,250 beginning in February 2006. In September 2006, the employee left the Company and the employee's new employer assumed $75,000 of the unpaid balance of the note. The Company forgave approximately $14,000 of the note as part of the assumption by the new employer. In September 2007, the note was deemed uncollectible due to non-payment by the new employer and was fully reserved as the possibility of collection was unsure. In 2008, the Company settled with the new employer for $52,000. The amount recovered is included in other expenses in the accompanying statements of operations.

In March 2006, the Company received a $50,000 unsecured note from an employee. The note does not bear interest and was due and payable on September 1, 2006. The note was delinquent at, and subsequent to, September 1, 2006 and in November 2006, the Company increased the balance of the remaining note by $21,000 and extended the due date for the remaining balance until paid in full under a structured payment plan. In February 2007, the employee left the Company but continued to make varying payments under a renegotiated flexible payment plan. As of December 31, 2009, the employee was delinquent by five monthly payments. The balance of the note was $27,666 and $30,670 as of December 31, 2009 and 2008, respectively.

In July 2006, the Company received a $40,000 unsecured note from an employee. The note does not bear interest and is to be paid in monthly installments of $500 with any discretionary bonuses used to offset the balance until paid in full. The note was due and payable in full on July 1, 2007. In 2007, the notes maturity was extended and the employee was allowed to repay the remaining balance in increments of $250 per month. The note was paid in full during 2008.

In November 2006, the Company received a $40,000 unsecured note from an employee. The note does not bear interest and is due and payable in 7 and 41 monthly installments of $500 and $890, respectively. During 2009, the Company granted a moratorium on payments from the employee. As of December 31, 2009, that moratorium had yet to be lifted. The balance of the note was $16,915 and $20,476 as of December 31, 2009 and 2008, respectively.

These note receivables are included in receivables from employees in the accompanying statements of financial condition.

(6) Securities Owned and Securities Sold, Not Yet Purchased

At December 31, 2009 and 2008, securities owned and sold, not yet purchased consisted of the following:

	2009		2008	
	Owned	**Sold, not yet purchased**	**Owned**	**Sold, not yet purchased**
State/Municipal obligations	$ 29,017	—	172,401	—
US Government bonds	6	—	3,586,210	3,402,257
Corporate bonds and notes	1,105,306	819	126,652	—
Equity/Warrant securities	72,672	—	108,043	—
Foreign currency deposit	34,903	—	—	—
	$ 1,241,904	819	3,993,306	3,402,257

For the years ended December 31, 2009 and 2008, the Company recognized unrealized gains (losses) associated with securities owned and securities sold, not yet purchased, in the amounts of $709,401 and $(1,897,561), respectively.

Approximately $964,000 or 22% of total assets as of December 31, 2009 related to one security. Approximately $3,435,000 or 40% of total assets as of December 31, 2008 related to two securities, both of which were sold subsequent to year end.

Approximately $3,402,000 or 65% of total liabilities as of December 31, 2008 related to two securities sold, not yet purchased, both of which were purchased subsequent to year end.

In accordance with FASB guidance for fair value measurements of certain financial instruments, the following table represents the Company's fair value hierarchy for its financial assets and liabilities (cash, cash equivalents and short-term investments) measured at fair value as of December 31, 2009:

Securities Owned		Level 1	Level 2	Level 3	Total
State and municipal obligations	$	29,017	—	—	29,017
U.S. Government bonds		—	6	—	6
Corporate bonds and notes		—	1,105,306	—	1,105,306
Equity securities		72,672	—	—	72,672
Warrant securities		—	—	—	—
Foreign currency deposit		34,903	—	—	34,903
Total	$	136,592	1,105,312	—	1,241,904

Securities Sold, Not Yet Purchased		Level 1	Level 2	Level 3	Total
State and municipal obligations	$	—	—	—	—
U.S. Government bonds		—	—	—	—
Corporate bonds and notes		—	819	—	819
Equity securities		—	—	—	—
Warrant securities		—	—	—	—
Foreign currency deposit		—	—	—	—
Total	$	—	819	—	819

Also in accordance with FASB guidance for fair value measurements of certain financial instruments, the following table represents a reconciliation of changes in the Company's Level 3 securities for the year ended December 31, 2009:

Description of Level 3 Activity		Total
Beginning balance	$	—
Change in valuation		—
Ending balance	$	—

For Level 3 securities which represent investments in private companies, the Company values the securities using third party valuations or inputs. At subsequent measurement dates, if no information is available to substantiate a valuation of these securities, the Company values the investment at zero and includes the unrealized loss as a charge to operations and a reduction to the securities' value on the statement of financial condition.

(7) Fair Value of Financial Instruments

Substantially all of the Company's financial assets and liabilities are carried at fair value or at amounts which, because of their short-term nature or because they carry market rates of interest, approximate fair value.

(8) Property and Equipment

Property and equipment consists of the following:

		2009	2008
Property and equipment	$	693,943	659,611
Leasehold improvements		1,651	1,651
		695,594	661,762
Accumulated depreciation		(545,521)	(483,230)
	$	150,073	178,032

Depreciation expense for 2009 and 2008 was $63,030 and $87,134, respectively, and is included in other expenses in the accompanying statements of operations.

(9) Accrued Commissions and Bonuses

Accrued commissions and bonuses are included in accounts payable, accrued expenses and other liabilities in the accompanying statements of financial condition.

As of December 31, 2009 and 2008, the Company had accrued approximately $467,000 and $1,277,000, respectively, in commissions and related payroll taxes payable.

The Company pays bonuses to its employees and officers at interim periods and year-end. There were no accrued bonuses as of December 31, 2009 and 2008. Management of the Company reviews both contractual and discretionary bonus amounts.

(10) Income Taxes

Income tax expense (benefit) for the years ended December 31, 2009 and 2008 differs from the amount computed by applying the U.S. Federal income tax rate of 34 percent to income (loss) before income tax expense (benefit) as a result of the following:

		2009	2008
Computed "expected" benefit	$	(9,073)	(1,867,540)
Cumulative effect of prior year tax adjustments		684,023	(367,893)
Meals and entertainment		78,599	35,916
State income tax, net of federal benefit		4,201	(73,366)
ISO Expense		10,270	32,886
Penalties		16,150	59,513
Other		(1,739)	(5,175)
Net increase (decrease) in valuation allowance		(1,143,743)	2,293,648
Income tax expense (benefit)	$	(361,312)	107,989

The tax effects of temporary differences that give rise to significant portions of the deferred tax assets and liabilities at December 31, 2009 and 2008 are as follows:

		2009	2008
Deferred tax assets:			
Non-qualified stock option expense	$	581,471	574,200
Charitable contribution carryforwards		376,987	301,917
Net operating loss carryforwards		628,057	1,863,613
Accrued expenses		16,715	17,174
Unrealized loss on securities held for investment		29,281	30,689
Other		12,556	—
Total gross deferred tax asset		1,982,933	2,787,593
Deferred tax liabilities:			
Non-qualified stock option income		495,161	493,945
Total gross deferred tax liability		495,161	493,945
Valuation allowance		1,149,906	2,293,648
Net deferred tax asset (liability)	$	—	—

In assessing the realizability of deferred tax assets, management considers whether it is more likely than not that some portion or all of the deferred tax assets will not be realized. The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income during the periods in which those temporary differences become deductible. Management considers the scheduled reversal of deferred tax liabilities, projected future taxable income, and tax planning strategies in making this assessment. Based upon the lack of historical taxable income and projections for future taxable income over the periods which the deferred tax assets are deductible, management believes it is more likely than not that the Company will not realize the benefits of these future deductible differences. As such, the Company has recorded a 100% valuation allowance on its deferred tax assets at December 31, 2009. In 2008, the increase in allowance is included in the accompanying statements of operations as deferred income tax expense. At December 31, 2009, the Company had net operating loss carryforwards of approximately $1,838,000 which begin to expire in 2027 if not utilized. At December 31, 2009, the tax years that remain subject to examination by jurisdiction are all years after 2005 for Federal and Missouri returns and those years after 2004 for Texas returns. Management has reviewed all open tax years and has concluded that there is no impact on the Company's financial statements and no tax liability resulting from unrecognized tax benefits relating to uncertain income tax provisions taken or expected to be taken on a tax return.

(11) Profit Sharing Plan

In January 1997, the Company instituted a profit sharing plan under section 401(k) of the Internal Revenue Code. The plan allows all employees who are over 21 years old to defer a predetermined portion of their compensation for income tax purposes. Contributions by the Company are discretionary. During 2009 and 2008 the Company contributed approximately $89,000 and $162,000, respectively, to the employee profit sharing plan, which is included in commissions, employee compensation and benefits in the accompanying statements of operations.

(12) Exemption from Rule 15c3-3

The Company is exempt from the Securities and Exchange Commission Rule 15c3-3 and therefore is not required to maintain a "Special Reserve Bank Account for the Exclusive Benefit of Customers."

(13) Off Statement of Financial Condition Risk and Concentrations

The Company's customers' securities transactions are introduced on a fully disclosed basis with its clearing organization. The clearing organization carries all of the accounts of the customers of the Company and is responsible for execution, collection and payment of funds, and receipt and delivery of securities relative to customer transactions. Off statement of financial condition risk exists with respect to these transactions due to the possibility that customers may be unable to fulfill their contractual commitments wherein the clearing organization may charge any losses it incurs to the Company. The Company seeks to minimize this risk through procedures designed to monitor the credit worthiness of its customers and that customer transactions are executed properly by the clearing organization. Included in the Company's clearing agreement with its clearing organization is an indemnification clause. This clause relates to instances where the Company's customers fail to settle security transactions. In the event this occurs, the Company will indemnify the clearing organization to the extent of the net loss on any unsettled trades. As of December 31, 2009, the Company had not been notified by the clearing organization, nor was the Company otherwise aware of any potential losses relating to this indemnification.

The Company had $2,476,892 or approximately 56% of its total assets in securities owned and receivable due from or held by its clearing organization as of December 31, 2009. The Company also had $819 or approximately .11% of its total liabilities in securities sold, not yet purchased due to its clearing organization as of December 31, 2009.

The Company enters into transactions in various financial instruments, including securities sold, not yet purchased, for trading purposes. Securities sold, not yet purchased represent obligations of the Company to deliver the underlying securities sold. The Company's obligation to purchase the security may exceed the amount recognized in the statement of financial condition. The Company monitors its positions in securities sold, not yet purchased continuously to reduce the risk of potential losses due to changes in market value.

(14) Lease Commitments

The Company leases its office facilities and certain office equipment under operating and capital leases. The future minimum payments due under these leases as of December 31, 2009 are as follows:

	Operating
2010	$ 342,000
2011	342,000
2012	342,000
2013	342,000
2014	342,000
Thereafter	49,000
Minimum commitments	$ 1,759,000

Capital lease obligations are included in accounts payable, accrued expenses and other liabilities in the accompanying statements of financial condition all of which will be satisfied within 12 months subsequent to the year ended December 31, 2009.

Furniture and office equipment, under capital leases, with a recorded cost of $235,729, net of depreciation of $133,017 as of December 31, 2009, collateralizes the above capital lease obligations and is included in the statements of financial condition under the caption of "Property and Equipment." Depreciation expense for assets under capital lease was $33,676 in 2009 and 2008.

Rent expense amounted to approximately $528,000 and $426,000 for the years ended December 31, 2009 and 2008, respectively. Rent expense is included in communications and occupancy in the accompanying statements of operations.

(15) Related Party Transactions

On occasion, the Company provides and receives funding to or from Tejas Inc. for operating purposes. The Company received $500,000 in additional paid in capital from Tejas Inc. during 2008.

The employees, officers and management of the Company may maintain personal accounts with the Company. When the Company executes securities transactions on behalf of its employees, officers and management, those transactions are executed at current market prices, plus execution costs. All officers of the Company, one of which is a majority owner of Tejas Inc., routinely conduct such transactions for their own accounts, and management of the Company deems the transactions to be arms length transactions. The majority owner of Tejas Inc. also makes many of the proprietary trading decisions for the Company, including securities transactions between that individual and the Company.

(16) Commitments and Contingencies

The Company is involved in various claims and legal actions, including arbitrations that have arisen in the ordinary course of business. It is management's opinion that liabilities, if any, arising from these actions will not have a significant adverse effect on the financial condition or results of operations of the Company.

TEJAS SECURITIES GROUP, INC.

Computation of Net Capital Under Rule 15c3-1 of the Securities and Exchange Commission

December 31, 2009

Net capital:		
Total stockholders' equity	$	3,696,860
Less:		
Nonallowable assets:		
Property and equipment, net		150,073
Receivable from employees		77,768
Securities and other investments not readily marketable		1,099,681
Federal income taxes receivable from Tejas, Inc.		367,704
Other assets		921,304
		2,616,530
Net capital before haircuts on securities		1,080,330
Haircuts on securities, including undue concentration		24,622
Net capital	$	1,055,708
Aggregate indebtedness:		
Total liabilities	$	764,046
Less:		
Securities sold, not yet purchased		(819)
Aggregate indebtedness	$	763,227
Net capital requirement (greater of 6 2/3% of aggregate indebtedness or $250,000)	$	250,000
Net capital in excess of minimum requirement	$	805,708
Ratio of aggregate indebtedness to net capital	$	0.72

Note: The above computation does not differ from the computation of net capital under Rule 15c3-1 as of December 31, 2009 as reported by Tejas Securities Group, Inc. on Form X-17A-5. Accordingly, no reconciliation is deemed necessary.

See accompanying notes to financial statements.

Independent Auditors' Report on Internal Control Required By SEC Rule 17a-5

The Board of Directors
Tejas Securities Group, Inc.:

In planning and performing our audit of the financial statements and schedule of Tejas Securities Group, Inc. (the "Company") as of and for the year ended December 31, 2009, in accordance with auditing standards generally accepted in the United States, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company, including consideration of control activities for safeguarding securities. This study included tests of compliance with such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g), in the following:

1. Making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and the reserve required by Rule 15c3-3(e)
2. Making the quarterly securities examinations, counts, verifications, and comparisons, and the recordation of differences required by Rule 17a-13
3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System
4. Obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers as required by Rule 15c3-3

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls, and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

PMB Helin Donovan

CONSULTANTS & CERTIFIED PUBLIC ACCOUNTANTS
www.pmbhd.com

A *control deficiency* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A *significant deficiency* is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A *material weakness* is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2009, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, FINRA, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

PMB Helin Donovan, LLP

PMB Helin Donovan, LLP

Austin, Texas
February 24, 2010

5918 W. Courtyard Dr., Suite 400 • Austin, TX 78730
tel (512) 258-9670 • fax (512) 258-5895
PMB HELIN DONOVAN, LLP • A MEMBER OF RUSSELL BEDFORD INTERNATIONAL

AUSTIN • BOSTON • CHICAGO • DALLAS • HOUSTON
ORANGE COUNTY • SAN FRANCISCO • SEATTLE • SPOKANE

PMB Helin Donovan

CONSULTANTS & CERTIFIED PUBLIC ACCOUNTANTS
www.pmbhd.com

Agreed-Upon Procedures Report Regarding Form SIPC-7T

To the Board of Directors of Tejas Securities Group, Inc.:

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments [Transitional Assessment Reconciliation (Form SIPC-7T)] to the Securities Investor Protection Corporation (SIPC) for the period beginning April 1, 2009 and ending December 31, 2009, which were agreed to by Tejas Securities Group, Inc. and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., and SIPC, solely to assist you and the other specified parties in evaluating Tejas Securities Group, Inc.'s compliance with the applicable instructions of the Transitional Assessment Reconciliation (Form SIPC-7T). Tejas Securities Group, Inc.'s management is responsible for the Tejas Securities Group, Inc.'s compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7T with respective cash disbursement record entries noting no differences;

2. Compared the amounts reported on the quarterly Forms X-17A-5 for the period April 1, 2009 through December 31, 2009, as applicable, with the amounts reported in Form SIPC-7T for the year ended December 31, 2009 noting no differences;

3. Compared any adjustments reported in Form SIPC-7T with supporting schedules and working papers noting no differences; and

4. Proved the arithmetical accuracy of the calculations reflected in the Form SIPC-7T and in the supporting schedules and working papers supporting the adjustments noting no differences.

5. Compared the amount of any overpayment applied to the current assessment with the Form SIPC-7T, on which it was originally computed, noting no differences.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would be been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

PMB Helin Donovan, LLP

PMB Helin Donovan, LLP

February 24, 2010

SIPC-7T
(29 REV 12/09)

SECURITIES INVESTOR PROTECTION CORPORATION
805 15th St. N.W. Suite 800, Washington, D.C. 20005-2215
202-371-8300

Transitional Assessment Reconciliation

Read carefully the instructions in your Working Copy before completing this Form

SIPC-7T
(29 REV 12/09)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

047433 FINRA DEC
TEJAS SECURITIES GROUP INC 15*15
ATTN: ACCOUNTS PAYABLE
8226 BEE CAVES RD
AUSTIN TX 78746-4909

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

____

2. A. General Assessment [item 2e from page 2 (not less than $150 minimum)] $ 27,488

B. Less payment made with SIPC-6 filed including $150 paid with 2009 SIPC-4 (exclude interest) (8,890)

7/28/09 + 1/2/09, respectively
Date Paid

C. Less prior overpayment applied ( )

D. Assessment balance due or (overpayment) 18,598

E. Interest computed on late payment (see instruction E) for ______ days at 20% per annum

F. Total assessment balance and interest due (or overpayment carried forward) $ 18,598

G. PAID WITH THIS FORM:
Check enclosed, payable to SIPC
Total (must be same as F above) $ 18,598

H. Overpayment carried forward $( )

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

____

____

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

Tejas Securities Group, Inc.
(Name of Corporation, Partnership or other organization)

[signature]
(Authorized Signature)

Chief Compliance Officer
(Title)

Dated the 25th day of January, 2010

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: ______ Postmarked ______ Received ______ Reviewed

Calculations ______ Documentation ______ Forward Copy ______

Exceptions:

Disposition of exceptions:

DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Amounts for the fiscal period beginning April 1, 2009 and ending December 31, 2009
Eliminate cents

Item No.

2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030) $ 11,171,734

2b. Additions:

(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above. ______

(2) Net loss from principal transactions in securities in trading accounts. ______

(3) Net loss from principal transactions in commodities in trading accounts. ______

(4) Interest and dividend expense deducted in determining item 2a. ______

(5) Net loss from management of or participation in the underwriting or distribution of securities. ______

(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities. ______

(7) Net loss from securities in investment accounts. ______

Total additions ______

2c. Deductions:

(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products. ______

(2) Revenues from commodity transactions. ______

(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions. 173,207

(4) Reimbursements for postage in connection with proxy solicitation. ______

(5) Net gain from securities in investment accounts. ______

(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date. ______

(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act). ______

(8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C):

Bank Account Interest and Gain on Sale of Fixed Assets 518

(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $ 2,854

(ii) 40% of interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $ ______

Enter the greater of line (i) or (ii) 2,854

Total deductions 176,579

2d. SIPC Net Operating Revenues $ 10,995,155

2e. General Assessment @ .0025 $ 27,488

(to page 1 but not less than $150 minimum)